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06007928

SECURITI… …MISSION

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SEC MAIL PROCESSING
RECEIVED
MAR 30 2006
WASH., D.C.
192 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BrownCo, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street
(No. and Street)

Boston,	Massachusetts	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Christopher Reyes, Chief Financial Officer — (916) 859-4404
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 6/22/06

OATH OR AFFIRMATION

We, Michael Curcio and Christopher Reyes, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BrownCo, LLC (the "Company"), as of December 31, 2005, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 3/21/06

Signature Date

Chief Executive Officer

Title

[signature] 3/22/06

Signature Date

Chief Financial Officer

Title

Lori Ann Smith 3/22/06

Notary Public Lori Ann Smith

LORI ANN SMITH
COMM. # 1623532
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
COMM. EXPIRES NOV. 23, 2009

BROWNCO, LLC
(FORMERLY J.P. MORGAN INVEST, LLC)
(SEC I.D. No. 8-21214)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

****

Filed pursuant to Rule 17a-5 (e) as a **Public Document**

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
BrownCo, LLC:

We have audited the accompanying statement of financial condition of BrownCo, LLC (formerly J.P. Morgan Invest, LLC) (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BrownCo, LLC (formerly J.P. Morgan Invest, LLC) at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 27, 2006

BROWNCO, LLC
(formerly J.P. Morgan Invest, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005
(In thousands)

ASSETS

Cash and cash equivalents	$ 84,944
Cash required to be segregated under federal regulations	399,398
Receivable from customers, net of allowance of $1,419	2,981,016
Receivables from brokers, dealers and clearing organizations	145,766
Securities owned, at market value	2,527
Furniture and equipment, at cost, less accumulated depreciation of $39	1,155
Intangible assets, net of accumulated amortization of $1,542	268,158
Goodwill	1,062,353
Receivable from affiliates	3,841
Other assets	1,998
TOTAL	$4,951,156

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Drafts payable	$ 25,486
Payable to customers	3,232,050
Payables to brokers, dealers, and clearing organizations	31,737
Securities sold, not yet purchased, at market value	104
Accounts payable and accrued and other liabilities	8,026
Payable to affiliates	735
Total liabilities	3,298,138
COMMITMENTS AND CONTINGENCIES (Note 11)	
MEMBER'S EQUITY	1,653,018
TOTAL	$4,951,156

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—BrownCo, LLC (the "Company") (formerly known as J.P. Morgan Invest, LLC) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange and various other exchanges and NASD, Inc. The Company's principal business is that of a discount securities broker, whereby it executes orders on behalf of its customers for a commission and provides financing for such transactions.

On November, 21, 2005, the Company changed its name from J.P. Morgan Invest, LLC to BrownCo, LLC, in anticipation of the pending acquisition by E*TRADE FINANCIAL Corp. ("E*TRADE" or the "Parent").

On November 30, 2005, E*TRADE acquired 100% of the membership interests in the Company, less excluded assets primarily related to technology and prior goodwill and intangibles relating to customer relationships, from J.P. Morgan Invest Inc. (the "Former Parent") and JPMorgan Chase & Co. (the "Former Ultimate Parent") for $1,600,000,000 in cash. The acquisition was accounted for under the purchase method of accounting, which resulted in the recognition of goodwill, intangible assets, and other valuation adjustments of approximately $1,062,353,000, $269,700,000, and $5,171,000, respectively. The Company has entered into a transitional services agreement with the Former Parent to provide technology services.

Use of Estimates—The accompanying statement of financial condition is in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and related notes for the period presented. Material estimates for which a change is reasonably possible in the near term include: the estimated useful lives of the intangible assets and the estimation for possible losses from litigation contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash in banks and short-term money market instruments with original maturities of 90 days or less.

Cash Required to Be Segregated Under Federal Regulations—At December 31, 2005, the Company had interest-bearing cash deposits of $399,398,000 maintained in special reserve bank accounts for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Receivable From and Payable to Customers—Customers' securities transactions are recorded on a settlement-date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations—Receivables from brokers and dealers include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fail to deliver"), deposits paid for securities borrowed, margin deposits, and net receivables arising from unsettled trades. Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive"), deposits received for securities loaned, and net payables arising from unsettled trades.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Furniture and Equipment—Furniture and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis. Furniture and equipment are depreciated over a 3- to 10-year period.

Goodwill and Intangible Assets—Goodwill and intangible assets represent the excess of the purchase price over the fair value of net assets acquired through the Company's acquisition by E*TRADE. Intangible assets relate to customer relationships which are amortized using accelerated methods over 20.7 years and noncompete agreements which are amortized over 1.5 years. The Company reviews intangible assets and goodwill on a quarterly basis for indicators of impairment.

Estimated Fair Value of Financial Instruments—The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, customers, noncustomers, and affiliated companies and liabilities to be reasonable estimates of fair value.

Share-Based Payments—Effective December 1, 2005, the Parent early adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Shared-Based Payment,* and Staff Accounting Bulletin No. 107, *Share-Based Payment*, using the modified prospective application method to account for its share-based compensation plans. Under this transition method, compensation cost in 2005 includes the portion of options and awards vesting in the period for (1) all share-based payments granted prior to, but not vested as of, July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* and (2) all share-based payments granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Compensation cost for options granted on or after December 1, 2005, is recognized on a straight-line basis over the vesting period using an estimated forfeiture rate.

Income Taxes—At all times during 2005 the Company was a Delaware limited liability company that had not elected to be taxed as a corporation for federal or state income tax purposes. Accordingly, the Company's operations are generally not subject to income tax since any taxable income or loss is allocated to its members in the member's respective tax returns.

However, prior to November 30, 2005, the Company was a participant in an intercompany tax-sharing agreement with the Former Parent, the Former Ultimate Parent, and former affiliates. Under the terms of the tax-sharing agreement, the Company recorded provisions for income taxes pursuant to SFAS No. 109, *Accounting for Income Taxes*, as if it were a separate taxable company. Accordingly, the Company has recorded income tax expense on its operations for the period prior to November 30, 2005.

In connection with the Company's acquisition by E*TRADE, the Company no longer records current or deferred federal or state income tax to the extent such amounts are reportable by E*TRADE, since the Company is not currently subject to an intercompany tax-sharing agreement and because E*TRADE will include the income or loss from the Company's operations in its tax returns. The Company may still be subject to income or franchise taxes in certain states that impose taxes on a limited liability company.

New Accounting Standards—In June 2005, the Financial Accounting Standards Board issued SFAS No. 154, *Accounting Changes and Error Corrections*. This statement supersedes Accounting Principles Board Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. The statement applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. The statement requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The adoption of SFAS No. 154 is not expected to have a material impact on the Company's financial position.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers, and clearing organizations consist of the following (in thousands):

Receivables:	
Deposits paid for securities borrowed	$ 112,912
Deposits with clearing organizations	27,014
Dividends receivable	2,744
Securities failed to deliver	1,786
Other	1,310
	$ 145,766
Payables:	
Payable to clearing organizations	$ 18,941
Dividends payable	7,922
Securities failed to receive	2,200
Other	2,674
	$ 31,737

3. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

Receivables from customers of $2,981,016,000, net of allowance for doubtful accounts of $1,419,000, primarily represents credit extended to customers to finance their purchases of securities on margin. Receivables from customers are generally collateralized by customer owned marketable securities. Such collateral is not reflected in the accompanying statement of financial condition.

Payables to customers of $3,232,050,000 primarily consist of customer free credit balances and other customer funds pending completion of securities transactions. Interest is paid on certain customer credit balances.

4. SHORT-TERM BORROWINGS

The principal source of financing for margin lending is credit balances in customers accounts. The Company maintains a secured financing facility with a third party bank totaling $200,000,000 to finance margin lending. At December 31, 2005, there were no amounts outstanding under this facility. This facility was put into place on November 30, 2005, and has not been utilized.

From January 1, 2005 to November 30, 2005, the Company had a $3 billion line of credit arrangement with the Former Ultimate Parent. Interest on borrowings under this line of credit arrangement was payable monthly at USD-LIBOR-BBA plus 0.20%, and borrowings were payable on demand.

5. FURNITURE AND EQUIPMENT

Furniture and equipment and accumulated depreciation balances are summarized below:

Furniture and equipment	$ 1,194,000
Less: accumulated depreciation	(39,000)
Net furniture and equipment	$ 1,155,000

6. INTANGIBLE ASSETS

At December 31, 2005, the Company held acquired identifiable intangible assets, with definite lives, of $268,158,000 (net of accumulated amortization expense of $1,542,000).

7. INCOME TAXES

The Company has not recorded any deferred income tax assets and liabilities at December 31, 2005, since the Company is disregarded for federal and most state income tax purposes. Deferred income taxes, if any, are recorded by the Parent.

8. RELATED-PARTY TRANSACTIONS

Receivables from brokers, dealers, and clearing organizations include $60,924,000 of deposits paid for securities borrowed transactions with an affiliated broker-dealer for the purpose of covering customer short sales.

At December 31, 2005, the Company had a receivable from affiliates of $3,841,000 primarily for the Parent's utilization of the Company's deferred tax assets, and a payable to affiliates of $735,000 primarily related to payroll services.

9. EMPLOYEE BENEFIT PLANS

401(k) Plan—The Company participates in the Parent's 401(k) salary deferral program for eligible employees who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

Employee Stock Option Plans—The Company participates in the Parent's 2005 Stock Incentive Plan (the "2005 Plan"), which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees, and consultants for the purchase of newly issued shares of the Company's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. Options are generally exercisable ratably over a four-year period from the date the option is granted and expire within 10 years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model based on the assumptions noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. Risk-free interest rate is based on the U.S. treasury zero coupon with a remaining term approximating of the expected term. Dividend yield is zero, as the Parent has not, nor does it plan to, issue dividends to its shareholders. For the year ended December 31, 2005, the fair value of stock based awards to employees was calculated using the Black Scholes-Merton option pricing model with the following assumptions:

Expected volatility	35.02 %
Expected term years	5.26
Risk-free interest rate	4.26 %
Dividend yield	-

The weighted-average fair values of options granted were $7.77 for 2005. There were no options exercised in 2005.

A summary of the 2005 Plan is presented below as of December 31, 2005:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2005	55,750	$ 19.94	9.92	$ 51,569

As of December 31, 2005, there was $313,000 of total unrecognized compensation cost related to nonvested options. This cost is expected to be recognized over a weighted-average period of 3.92 years. At December 31, 2005, there was no fair value of shares vested.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005, the Company had net capital of $311,373,000, which was 9.25 % of aggregate debit balances and $244,081,000 in excess of the required net capital of $67,292,000. Under the alternative method, a broker-dealer may not repay

subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

11. COMMITMENTS AND CONTINGENT LIABILITIES

In the ordinary course of business, the Company is subject to various claims and legal actions. The Company is also involved in investigations and proceedings by government and self-regulatory agencies. Unfavorable outcomes, in such matters, may result in a material impact on the Company's statement of financial condition.

12. FINANCIAL INSTRUMENTS WITH CREDIT RISKS AND OTHER OFF-BALANCE-SHEET RISK

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. Additionally, the Company pledges customer securities and collateral to satisfy margin deposits of various clearing corporations. The Company has deposited customer owned securities of $666,690,182 as a margin deposit at the Options Clearing Corporation as of December 31, 2005. The Company has a total of $4,173,256,000 of customer securities to rehypothecate. In the event that the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

The Company's customer securities activities, which can include the writing of uncovered option contracts, are transacted on either a cash or margin basis. The Company extends credit to its customers collateralized by cash and securities in the customers' accounts. In addition, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company requires customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations, and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers, and other financial institutions in the United States. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparty's financial condition and credit ratings.

The Company monitors required margin and collateral levels daily and controls its risk exposure on a daily basis through financial, credit, and legal reporting systems and, accordingly, believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

* * * * * *

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

March 27, 2006

BrownCo, LLC
One Beacon Street
Boston, MA 02108

Dear Sirs:

In planning and performing our audit of the financial statements of BrownCo, LLC (formerly J.P. Morgan Invest, LLC) (the "Company") for the year ended December 31, 2005 (on which we issued our report dated March 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of, management, the members, the Securities and Exchange Commission, New York Stock Exchange, Inc., NASD, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP